Filed by MB Financial, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: First SecurityFed Financial, Inc.
Commission File No. 00-23063

Forward-Looking Statements

When used in this filing and in other filings with the Securities and Exchange Commission, in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "believe," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "plans," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial items. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements.

Important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: (1) expected cost savings and synergies from the MB Financial-First SecurityFed transaction might not be realized within the expected time frames, and costs or difficulties relating to integration matters might be greater than expected; (2) the requisite stockholder and regulatory approvals for the MB Financial-First SecurityFed transaction might not be obtained; (3) the credit risks of lending activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses; (4) competitive pressures among depository institutions; (5) interest rate movements and their impact on customer behavior and net interest margin; (6) the impact of repricing and competitors' pricing initiatives on loan and deposit products; (7) the ability to adapt successfully to technological changes to meet customers' needs and developments in the market place; (8) MB Financial's ability to realize the residual values of its direct finance, leveraged, and operating leases; (9) the ability to access cost-effective funding; (10) changes in financial markets; (11) changes in economic conditions in general and in the Chicago metropolitan area in particular; (12) the costs, effects and outcomes of litigation; (13) new legislation or regulatory changes, including but not limited to changes in federal and/or state tax laws or interpretations thereof by taxing authorities; (14) changes in accounting principles, policies or guidelines; and (15) future acquisitions by MB Financial of other depository institutions or lines of business.

MB Financial and First SecurityFed do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Additional Information

MB Financial will file a registration statement on Form S-4 with the Securities and Exchange Commission in connection with the proposed transaction. The registration statement will include a proxy statement/prospectus which will be sent to the stockholders of First SecurityFed seeking their approval of the proposed transaction. Investors and security holders are advised to read the proxy statement/prospectus because it will contain important information. When filed, these documents can be obtained free of charge from the web site maintained by the SEC at "www.sec.gov." This document also can be obtained free of charge upon written request to MB Financial, Inc., Secretary, 1200 North Ashland Avenue, Chicago, Illinois 60622 or by calling (773) 645-7868.

First SecurityFed and its directors and executive officers may be deemed to be participants in the solicitation of proxies from First SecurityFed stockholders to approve the proposed transaction. Information about these participants may be obtained through the SEC's web site from the definitive proxy statement filed with the SEC by First SecurityFed on March 21, 2003. Additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Set forth below is the transcript from an investor conference call/webcast held on January 12, 2004. The presentation material referred to in the transcript was filed with the SEC on January 12, 2004 by MB Financial pursuant to Rule 425 under the Securities Act of 1933 and by First SecurityFed Financial pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by and welcome to the MB Financial Merger with First SecurityFed Financial Conference Call. At this time, all participants are on listen only lines. At the end of the presentation there will be a question and answer session.

If at any time during this call you require assistance, key star, zero on your touchtone phone and we'll be happy to assist you.

We remind you today's call is being webcast and recorded for replay. Now I'd like to turn the call over to your conference host, Mitch Feiger.

Mitch Feiger - MB Financial Inc - CEO

Good morning everyone. Thank you for joining us this morning. I am Mitch Feiger, CEO of MB Financial Inc. and I'm pleased to be here this morning with two other people, Julian Kulas who is the Chief Executive Officer of First SecurityFed Financial Inc. and First Security Federal Saving Bank, and Jill York, who is Chief Financial Officer of MB Financial Inc.

We are...our call this morning is to announce the merger of MB Financial Inc. and First SecurityFed Financial Inc. and to help you follow our presentation this morning, we have filed with the SEC which should be available to you now, a copy of the presentation that we're going to go through. The presentation should also be available, if it isn't right now in the next couple of minutes, on the MB Financial website at www.mbfinancial.com.

This is another transaction for MB Financial that is a win for us and our partner company, in this case, First SecurityFed Financial. It's a win for our shareholders, it's a win for our employees, for our customers and our communities and that is one of the things that's going make us transaction... this transaction work.

Now, I want to turn it over to Julian Kulas in a second here but first, just so you know, this transaction is subject to the approval of First Security shareholders still as well as regulatory approvals so, Julian.

Julian Kulas - First SecurityFed Financial Inc. and First Security Federal Savings Bank - CEO

I just wanted to say that we believe that this is an excellent marriage. I've talked to some marriage experts and they tell me that if two people are getting married, the more they have in common, the more successful the marriage. In this particular instance you have two institutions that have quite a bit in common. First of all, both institutions have a long history of serving their communities. MB Financial has been serving in the community for over 90 years. First Security has its origins in 1928, although this current administration has been operating since 1964, so 40 years of service, but more important, I think that we serve basically a very similar community. Both institutions are very well run institutions. They're well performing institutions and obviously both institutions have good management.

We are serving predominantly an ethnic community and when I say ethnic community, it's a mixture, it's a mosaic of different people from different backgrounds and each institution has the language capabilities of these people.

When we considered this merger, we've looked at other institutions as well and what drove us is not only the economic aspects, the price itself. We wanted to be sure that culturally we would be a good fit and certainly we found out that MB Financial is very much in line in their operation with First Security and I think that both institutions are very responsive to the needs of the various ethnic communities.

In addition to that we're very happy that MB Financial will be contributing $1 million to the Heritage Foundation which will contribute...will help the communities that we have been supporting. We're pleased with this. This [merger] was a unanimous decision of the board and management and I think that we're looking forward to a very smooth transaction.

Mitch Feiger - MB Financial Inc - CEO

Great. Thank you Julian. In your presentation, we've included a forward-looking statements section. Please read it. While we do our best to deliver on what we say we're going to deliver, we're not always perfect, so read the forward-looking statements section.

We're also going be filing a Form S-4 with more information, so you should look to that as well. The presentation this morning, we're going to walk through the strategic rationale for the transaction. We have a brief overview of First SecurityFed. Julian just did a pretty good job already as well as its principal subsidiary First Security Federal Savings Bank. I will talk about the financial terms and pricing in the transaction and in our integration plans.

Those of you who have followed MB Financial in the past, much of what we are going to say is familiar...should be familiar to you. The MB strategic rationale for this transaction is several. First off, it adds four branches to our thirty-six branch network in the Chicago metropolitan marketplace. Four offices that are well located...I've got a map coming up and I will show you. First Security has, as Julian said, a unique and successful niche in certain ethnic markets, particularly the Ukrainian, Polish and Hispanic markets in Chicago, which are very significant. MB, as you know already, has a significant base of Polish and Hispanic customers. We also have Korean, a significant percent of Korean customers and now we're adding Ukrainian.

Now the Ukrainian markets, Polish and Hispanic markets actually have very good growth characteristics. And we think a little bit less competition. Just scope wise, there is about a hundred thousand people of Ukrainian descent in Chicago.

First SecurityFed's main office is located in the west side of Chicago, which I will show you, in a gentrifying neighborhood, which is somewhat typical now of MB's Chicago...the city of Chicago offices. First SecurityFed has a very profitable and growing commercial real estate and construction lending business I'll tell you about. And lastly, I think like us, they are very well run, very efficient which will make it...make this transaction easy for us to integrate. We're going to create a lot of opportunities for their very capable staff and we look forward to working with their very capable leadership.

Alright. Julian spoke a bit about First SecurityFed. Let me just add a couple of things. Julian, as you said, really rescued this company almost exactly forty years ago now as 1964 and has grown it ever since and the company has grown now to have about $500 million in total assets, and $81 million of capital which is, the capital amount is considerably more than peer groups would have in a $500 million asset base, and we'll talk to that in a little bit later and the impact that that has on looking at pricing ratios and things like that in this transaction.

They have a significant market share in the West town area of Chicago, the Ukrainian village area, which is close to one of MB's largest offices on Ashland Avenue. The only real competitor here in the Ukrainian community, is a credit union named Self Reliance Ukrainian-American Federal Credit Union and other than that there isn't any one focused on delivering banking services into the Ukrainian community the way First Security is. And as we talked about First Security, they're extremely well run. In fact pound for pound I think they're one of the most profitable thrifts in the country. Alright. There's a map in your package which shows the branch locations. It's on page eight. For those who don't have it, let me just describe. First Security's offices fit very nicely with MB's offices. And for those who have the map, the First Security offices are indicated with stars. None of the First Security offices are going to be closed. They're all complimentary to the MB offices and I think that the First Security customers are going to benefit greatly from the MB branch network here in Chicago and particularly the MB branches that are located in other kinds of ethnic neighborhoods in the city of Chicago.

There's one office that is not on the map that's in the presentation, and that is an office that First Security has in Philadelphia. It's a stand alone office and we'll talk about that in a minute. And we have included in the presentation some branch market share statistics. The first one is the area around First Security's main office here in the West town part of Chicago, and what it shows is First Security's current deposit market share, puts it fourth in the area. MB's office is first in the area. What the chart shows is that in the area MB has about $600 million in deposits and First Security about $175 million. Now, the MB deposits are a little bit overstated, because we include our public fund deposits there and those equate to about $300 million. So combined, customer deposits excluding public funds is going to be around $450 million or $475 million in the west town part of Chicago, which is a very significant market share. It's number one by far.

That area, by the way, is a rapidly gentrifying area. In 1990 the census bureau rated this entire area as very low income. It had a median income of below $10,000 per household. In the year 2000 it was identified as an upper income area, all the way at the other end, upper income area and the median income is over $100,000 per household so it's a rapidly gentrifying, very good area.

First Security also has an office on the north side of Chicago on Milwaukee Avenue which is an excellent fill-in for MB and the MB offices are actually an excellent fill-in for First Security. This office is small, it's about $25 million in deposits but I think its going to benefit significantly from the MB network and we expect it to continue to grow.

First Security also has an office in Palatine shown here. This office just moved into a new facility and is growing nicely now so we have high hopes for this and this is a very good market as well. And then of course the Philadelphia office. Now the Philadelphia office has about $80 million, a little more than $80 million in deposits. It's growing very nicely and it has each year since First Security has owned it and it is well large enough to make money on its own. So while it's in Philadelphia and doesn't benefit from the MB brand, it is far large enough to make money on its own.

Now we have committed at MB, to continue this office this for at least a year, that's simply our commitment to First Security and it's our intent if we can to operate it under the First Security name so that the transition for customers has less impact. As I said they won't benefit from the MB brand any way in Philadelphia. One interesting comment about the Philadelphia competitor list in the presentation, it consists of people like the Royal Bank of Scotland, the Wachovia, PNC, Beneficial Mutual, M&T Sovereign, Hudson United, people we've all heard of. Interestingly to me, none of those folks, not a single one, is in Chicago. Totally separate set of competition.

A quick financial overview of First Security. We included a very high level summary balance sheet in here. There's about...First Security has about $300 million in loans, about 50% of the loans are commercial and construction, commercial real estate and construction loans and about 50% are residential real estate loans. The most rapidly growing part of the First Security loan portfolio is construction loans, small construction loans and commercial real estate loans. The deposit side consist of about $150 million almost $150 million, which is about half, $150 million is savings, checkings, NOW and money market and about half CDs, so pretty favorable deposit mix. There's over $100 million of savings accounts here, which of course are very valuable.

Just a comment on First Security's income. The company, as I said, is highly profitable. It's got a 1.8 return on average assets and almost 11% return on average equity. Now, the equity number to me is really insightful because they've earned an 11% ROE on capital that's far in excess of what they need from a regulatory perspective and far in excess of the peer group. If you normalize the equity to peer group levels, the return on equity depending on which peer group you choose, the return on equity for this company is between 22% and 25% and that's after you back out earnings on the removed excess equity. So what we have here as I said, pound for pound it's one of the most profitable thrifts or banks in the country.

The efficiency ratio of First Security is 36% and amazingly that includes a fairly expensive MRP and ESOP program which expense we will not have in the future. And lastly for those, who are concerned from an interest rate risk perspective, their asset, their earnings (inaudible) they're asset sensitive, so really a fantastic company. I want to turn you over to Jill for a minute to talk about the financial terms of the transaction, then I'll take it take it back.

Jill York - MB Financial Inc - CFO

Thanks Mitch. If you'll turn to slide or page 15, you will see that the total purchase price is $139.2 million. This is based on outstanding First Security Federal shares of 3.95 million and that includes terminating the ESOP. Now the way this transaction is set up, the total deal consideration is fixed; so if you take the outstanding shares times the 35.25 price you get the $139.2 million and then also what is fixed is the number of MB shares to be issued in the transaction and that total is roughly 2 million shares. So based upon MB's stock price as of last Thursday, which was 36.25, the percentage of the deal price in stock is 52% and the percentage of cash is 48%.

Now what will happen between now and the closing date is of course the MB stock price may change a little bit. To the extent that the MB stock price either goes up or down, what will happen is the amount of cash to be paid in the transaction will float given what happens to the MB stock price. So for example, if the MB price were to go up to $38 a share, then the total deal consideration attributable to stock would be $75.9 million and the portion attributable to cash will be $63.3 million. If the MB stock price goes down say to $33 a share then the portion of stock consideration will be $65.9 million and the portion attributable to cash will be $73.3 million.

Now there is also another mechanism in the structure in that if the MB stock price were to drop far enough that the percentage of consideration attributable to stock would be less than 40%. Then what happens is MB Financial has the option of either filling with additional shares of stock or we could then convert the deal to an all-cash transaction. So that is how the consideration piece works.

Total transaction expenses are estimated to be $4.8 million -- and this is an after tax number -- and the termination fee is $5.9 million. We expect the deal to close in the second quarter.

Now to move to the next slide, regarding pricing data, you can see that the price to the last 12 months' net income of First SecurityFed is 16.8, the price to book is 171% and the premium to deposit is 18.8% and then if you compare the premium to the recent market price of First SecurityFed, there is a premium of 10.5%. Mitch would you like to take over now?

Mitch Feiger - MB Financial Inc - CEO

Yes. Ok. On pages 17 and 18, we've shown some of the, we've shown the five most recent now MB financial acquisitions and mergers and the pricing and how we look at this and you can see where First Security fits in here. It's quite in line with some of our other transactions. The key measure, one of the key measures that we look at is a measure that I think others don't and I want to talk about it just a little bit and we identify it as an adjusted PE, and it is on page 17, we've shown it. And what we do is we try and determine the price earnings impact on us and so what we do is, we take the earnings of our merger partner and we adjust it down. For the earnings we would remove excess equity and we would adjust it up for cost-saves that would be realized and then we relate that to the price without the excess equity and what you see here is in this case the First Security transaction has an adjusted PE of 9.8, which is very much in line with our other transactions and we find when we are able to have a merger or an acquisition that comes in the 8, 9 or 10 range where this one is, it is basically accretive by definition and that is what you will find when you flip to page 18. What you see here is this transaction we think it is going to be accretive by 3.5% in the first full year, which contains about 15% cost saves has an internal rate of return, cash on cash, of 21%, a fairly conservative terminal value assumptions.

Now just I sort of digress just for one second, caution on acquisition prices, it seems to me with the run up in bank stock prices over the last six months, year, year and a half, acquisition prices have increased. And when we look at recent transactions, say transactions announced over the last six months, they're quite a bit higher than they have been in the prior two or three years. I think that from the MB shareholders' perspective, we think the pricing is appropriately reasonable and I don't want to speak for Julian but I think for the First Security shareholders it is as well.

Included in your package just so you can get a sense of the pricing, three pages I'm not going to go over these but three pages on recent transaction prices. We've included a page on recent mid-west transactions, recent Chicago area only transactions, several which are ours and recent transactions of high performing institutions, which is our category that First Security fits in. In all measures in all these groupings the transaction pricing is reasonable I think for both parties.

Quick overview of the financial impact of the transaction. In 2004 because we expect to close in the second quarter and have a late third quarter system conversion integration, I don't think we're going to see a significant impact, in fact we'll see a minimal impact on MBFI earnings per share. But in 2005 we expect a 8 -10 cent per share accretion, which is about 3 ½, the top end of the range would be about 4% accretion.

This transaction does create $52 million of goodwill and we already spoke a little bit about the cost save. Minimal in '04 but about $2 million after tax in '05. Again internal rate of return on investment, we think, is 21%.

Okay integration, I want to talk about integration a little bit. We view the integration risk in this transaction as low. It's not as low as some of the transactions we've done in the past, but it is at the low end of the range. For several reasons, first off there's going to be essentially none and probably no changes in customer service related personnel. So the First Security people who are in daily contact with customers and taking care of their personal needs and doing the business we intend to keep, if we can everyone of them. We do plan to integrate, as we always do, the back office systems so that we can bring some enhanced product to the First Security customers. We've got some good products, some profitable products, that First Security doesn't yet offer. That will also allow the Chicago area First Security customers to take advantage of the MB branch network.

We think that MB has proven integration capabilities.

The other interesting thing here is we're going to expand our language capabilities to include Ukrainian. We offer a telephone banking system now that has four languages already, and we're going to add Ukrainian as a fifth. We already have in our back office a few Ukrainian speaking people. We're going to add some more and then we're going to add Ukrainian marketing materials and the like to our brochures and our marketing efforts.

Helping in the integration is that two First Security directors are going to join the MB Financial Bank board of directors. Julian is going to join the bank board of directors and Paul Nadzikewycz is going to join our bank board as well. Paul is currently the Chairman of the Board of First Security and First Security Federal Savings Bank.

Our cost savings assumptions here, we think are conservative, and again, we expect to close in the second quarter and integrate in third quarter.

We included in your package just a pro forma balance for the combined companies. You can take a look at that, it shows about $4.8 billion in total assets and about a little bit over $400 million in common equity.

So in summary, and after the summary I'll open it up to question, in summary we think that this combination really strategically increases MB deposit franchise and strengthens our core deposit base. This is a very important thing for us. It enhances our ability, to serve additional ethnic markets which we found to be highly profitable and highly stable and also having excellent growth characteristics.

We love the First Security construction lending business. This is a business focused on primarily 1- 6 flat or 1-12 flat small contractors who build homes for sale. It's an excellent, excellent business in Chicago. It helps to diversify our loan portfolio. We like that and again it provides strong earnings accretion in 2005 and the years after. So we're all very excited about the transaction and we're also very excited to hear your questions, so operator I'm going to turn it back to you and we can take questions now.

QUESTION AND ANSWER

Operator

If you have a question key star one on your touch tone phone, if you want to withdraw your question key star two. Again star 1 for questions. And our first question will come from Joe Stevens from Stiefel Nicholas.

Joe Stevens - Stiefel Nicholas - Analyst

Good morning every body. First of all congratulations this actually looks like a good deal for both parties. With that being said Mitch can you tell me if because of - was this a competitive deal or was this some thing that you guys have been working on for years? Because most of the time we see most deals get planted sort of more to the seller than the buyer, but this looks like a good deal for both sides. So can you tell us a little bit about the process and then we'll wait for the (indiscernible) and I'll probably have to come back later with some other financial questions. Thanks.

Mitch Feiger - MB Financial Inc - CEO

Joe the process was a competitive bidding process. I mean First Security - some of the companies we've bought as you know have not been in comp - we've bought not as a result of competitive bidding process, they have been more one off deals. But this - First Security is an excellent, excellent company and there were an awful lot of people interested I think in merging with it. So it was a competitive process.

Joe Stevens - Stiefel and Nicholas - Analyst

Okay congratulations. Thanks Mitch.

Mitch Feiger - MB Financial Inc - CEO

Thank you.

Operator

And the next question will come from John Bergquist from Sandler O'Neill.

John Bergquist - Sandler ONeill - Analyst

Yes good morning, some investors have already asked me what you guys plan to do or -- with the additional strength you have now in one to four family lending? Is that some thing that you guys plan to grow or what are the long term plans for that line of business?

Mitch Feiger MB Financial Inc - CEO

I think the strength that we're picking up here in one to four family the important strength is on the construction lending side. The Chicago market has hundreds or may thousands of small builders who build single family homes you know, one at a time or two at a time who build two flats and three flats here in the city. This is an excellent, excellent business and MB does a fair amount of it now. But First Security has an excellent mix in doing this with Ukrainian and Polish fillers all around the city.

Julian Kulas - First SecurityFed Financial Inc. and First Security Federal Savings Bank - CEO

I'll like to add that there is a tremendous demand for construction loans because of what's happening in the near down town area of Chicago. As a small institution, we have a limit as to how much we can invest into construction loans. Now, by merging with MB Financial, obviously we can expand the construction loan business substantially.

John Bergquist - Sandler ONeill - Analyst

Very good guys, thank you.

Operator

There are no other questions in the queue. Again that signal will be star 1 if you have a question or a comment. We'll pause for just a moment. And the next question will come from Sam Kittson from Black Rock.

Sam Kittson - Black Rock - Analyst

Yeah, hi guys just a quick question on - obviously the price to book ratio very low on the deal and you guys at MB were already pretty well capitalized so what is the idea for deploying that excess capital that sort of comes in the transaction? Is it growing the construction lending or are there other options there?

Mitch Feiger - MB Financial Inc - CEO

You know you made me think of a slide that we probably should have included and that's what our post-merger capital ratios look like. And because about only about half the transaction is in stock and the other half is cash. The stock component from a mathematical perspective basically equals - pretty close First SecurityFed's current common equity plus the goodwill in the transaction. So that the ending capital ratios aren't changing much for the combined company. So I don't think we're adding too much equity in the transaction and I don't think we're adding too little. Does that help?

Sam Kittson - Black Rock - Analyst

Yes, thank you.

Mitch Feiger - MB Financial Inc - CEO

Okay.

Operator

And that was our last question, I'll turn the call back over to our host for closing remarks.

Mitch Feiger - MB Financial Inc - CEO

Okay well thank you everyone for listening this morning and asking questions. If you have any other question please feel free to call Julian, you can call at First Security. You can call Jill of course here or myself, or any body else that you know. Thanks for listening and have a good day.